1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 14, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

NOTICE OF EXTRAORDINARY GENERAL MEETING

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Friday, 30 October 2009 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution of the Company:

SPECIAL RESOLUTIONS

1.	“That

a.	the acquisition of 100% equity interest in Felix Resources Limited by the Company by way of a scheme of arrangement through Austar Coal Mine Pty Limited, a wholly-owned subsidiary of Yancoal Australia Pty Limited (“Yancoal Australia Pty”), a wholly-owned subsidiary of the Company (the “Transaction”) be and is hereby approved; and

b.	all resolutions passed at the EGM shall be valid for a period of 12 months from the date of passing.”

2.	“That

the Material Asset Restructuring Report of the Company containing, inter alia, the following matters in relation to the Transaction, namely (1) the method of acquisition, the subject matter of and the counterparty to the Transaction; (2) the consideration; (3) the method or basis for determining the consideration; (4) the contractual obligations and the liabilities for breach of contract in respect of the transfer of title relating to the shares to be acquired; and (5) the conditions precedent and the effective date of the Transaction be and is hereby approved.”

3.	“That

the financing arrangement in respect of the satisfaction of the consideration for the Transaction in the amount of AUD3,333 million (equivalent to approximately RMB18,951 million) to be satisfied by way of bank loans to be provided by Bank of China, Sydney Branch or a syndicate of banks led by Bank of China, Sydney Branch

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be made in AUD- or USD-equivalent to the amount of RMB 20 billion; and the issuance of a letter of guarantee by Bank of China, Shandong Branch in favor of Bank of China, Sydney Branch at the request of and upon the application made by the Company to Bank of China, Shandong Branch; and the provision of the counter-guarantee by the controlling shareholder of the Company, Yankuang Group Corporation Limited, to the Company be and are hereby approved.”

4.	“That

the board of directors (the “Board”) of the Company and Mr. Wu Yuxiang and Mr. Zhang Baocai, being the directors of the Company, be and are hereby unconditionally and generally authorised to take any action and further actions on behalf of the Company as they consider necessary, appropriate, desirable or expedient in connection with the Transaction in accordance with the requirements of relevant regulatory authorities and the requirements of the Transaction itself, including, without limitation, executing and delivering any and all agreements, documents and instruments, if any, to execute and/or perform all necessary and ancillary actions with respect to the Transaction and to perfect the Transaction, making any amendments, revisions, supplements or waivers of any matters in relation to, or in connection with or incidental to, the Transaction which they consider are in the interest of the Company, provided that such amendments, revisions, supplements or waivers shall not result in a material change to the terms of the Transaction; and any or all past actions by the Board which they may deem or have deemed in their sole discretion to be necessary with respect to any of the matters contemplated by this resolution be and are hereby authorised, approved, if necessary, ratified and confirmed.”

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong, the PRC

11 September 2009

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 29 September 2009 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

(B)	Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary of the Board no later than Friday, 9 October 2009.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from Wednesday, 30 September 2009 to Friday, 30 October 2009, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 29 September 2009.

(F)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(G)	All voting at the EGM will be conducted by a poll.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the Extraordinary General Meeting to be held on Friday, 30 October 2009

The Number of Shares Represented by the Proxy Form [1]

I/We2                                                                                               , of2:                                                                              , being the registered holder(s) of                                                   H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the Extraordinary General Meeting or                                                           of                                                                                                                                                             as my/our proxy/proxies to attend on my/our behalf at the Extraordinary General Meeting of the Company (and/or at any adjournment thereof) to be held at 9:00 a.m. on Friday, 30 October 2009 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China. The proxy/proxies will vote on the resolutions listed in the Notice of Extraordinary General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/ proxies think(s) fit:

		AS SPECIAL RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	“That
a.

the acquisition of 100% equity interest in Felix Resources Limited by the Company by way of a scheme of arrangement through Austar Coal Mine Pty Limited, a wholly-owned subsidiary of Yancoal Australia Pty Limited (“Yancoal Australia Pty”), a wholly-owned subsidiary of the Company (the “Transaction”) be and is hereby approved; and

	b.	all resolutions passed at the EGM shall be valid for a period of 12 months from the date of passing.”
2.	“That

the Material Asset Restructuring Report of the Company containing, inter alia, the following matters in relation to the Transaction, namely (1) the method of acquisition, the subject matter of and the counterparty to the Transaction; (2) the consideration; (3) the method or basis for determining the consideration; (4) the contractual obligations and the liabilities for breach of contract in respect of the transfer of title relating to the shares to be acquired; and (5) the conditions precedent and the effective date of the Transaction be and is hereby approved.”

3.	“That

the financing arrangement in respect of the satisfaction of the consideration for the Transaction in the amount of AUD3,333 million (equivalent to approximately RMB18,951 million) to be satisfied by way of bank loans to be provided by Bank of China, Sydney Branch or a syndicate of banks led by Bank of China, Sydney Branch to be made in AUD- or USD-equivalent to the amount of RMB 20 billion; and the issuance of a letter of guarantee by Bank of China, Shandong Branch in favor of Bank of China, Sydney Branch at the request of and upon the application made by the Company to Bank of China, Shandong Branch; and the provision of the counter-guarantee by the controlling shareholder of the Company, Yankuang Group Corporation Limited, to the Company be and are hereby approved.”

4.	“That

the board of directors (the “Board”) of the Company and Mr. Wu Yuxiang and Mr. Zhang Baocai, being the directors of the Company, be and are hereby unconditionally and generally authorised to take any action and further actions on behalf of the Company as they consider necessary, appropriate, desirable or expedient in connection with the Transaction in accordance with the requirements of relevant regulatory authorities and the requirements of the Transaction itself, including, without limitation, executing and delivering any and all agreements, documents and instruments, if any, to execute and/or perform all necessary and ancillary actions with respect to the Transaction and to perfect the Transaction, making any amendments, revisions, supplements or waivers of any matters in relation to, or in connection with or incidental to, the Transaction which they consider are in the interest of the Company, provided that such amendments, revisions, supplements or waivers shall not result in a material change to the terms of the Transaction; and any or all past actions by the Board which they may deem or have deemed in their sole discretion to be necessary with respect to any of the matters contemplated by this resolution be and are hereby authorised, approved, if necessary, ratified and confirmed.”

Signature[7]:	Date:	2009

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Extraordinary General Meeting is to be appointed as proxy, please delete “the Chairman of the Extraordinary General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from any resolution, tick in the box marked “ABSTAIN”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the notice convening the Extraordinary General Meeting.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at Room No. 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof.

7.	A proxy attending the Extraordinary General Meeting must present his proof of identity.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE EXTRAORDINARY GENERAL MEETING TO

BE HELD ON FRIDAY, 30 OCTOBER 2009

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies(4)) the extraordinary general meeting of the Company to be held at 9:00 a.m. on Friday, 30 October 2009, at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China.

Name(s) (as appearing in the register of members)(1)
Number of Domestic/H Shares registered under my/our name(s)(3)(4)
Identity card/passport number(2)(4)
Identification code of shareholder
Correspondence address(1)
Telephone number

Signature(s):	Date:	2009

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.

2.	Please attach a copy of your identity card/passport.

3.	Please attach a copy of your proof of share ownership.

4.	Please delete the option which is not applicable in “Domestic/H”, “in person/by a proxy/proxies”, and “Identity card/passport”.

5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than Friday, 9 October 2009. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310